FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

P.E
5-6-02

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934



RECEIVED
MAY 2 1 2002
164

For May 6 2002


TUBES OF STEEL OF MEXICO, S.A.
(Translation of Registrant's name into English)

TUBOS DE ACERO DE MEXICO, S.A.
Edificio Parque Reforma
Campos Eliseos #400
Mexico, D.F., 11560 Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or 40-F.

Form 20-F $\checkmark$ Form 40-F____

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b)
under the Securities Exchange Act of 1934.

Yes ____ No $\checkmark$

If "Yes" is marked, indicate below the file number assigned to the registrant in connection
with Rule 12g3-2(b): 82-_____.



Tamsa
Tenaris Group

EXPLANATORY NOTE

The press release, dated April 26, 2002 submitted herewith, has been modified from the press release dated April 26, 2002, submitted by means of our report on Form 6-K for the month of April 2002. The modification consists of the addition of a new penultimate paragraph immediately preceding the paragraph regarding forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7th, 2002

Tubos de Acero de México, S.A.

By: Gerardo Varela
Chief Financial Officer

By: Gonzalo Amérigo
Corporate Treasurer
and Inverstor Relations



Tenaris Group

FOR IMMEDIATE RELEASE

Gerardo Varela / Gonzalo Amérigo
Tamsa
011-52-55-5282-9913
www.tamsa.com.mx

Cesar Villavicencio
Citigate Dewe Rogerson Inc.
(212) 688-6840 / (212) 419-8305

Tamsa Announces 2002 First Quarter Unaudited Results

MEXICO CITY (April 26, 2002) – Tubos de Acero de México, S.A. (AMEX: TAM) today announced its results for the quarter ended March 31, 2002.

All figures are in thousands of Mexican pesos, except per share/ADR data, with purchasing power as of March 31, 2002.

First Quarter 2002 Results Highlights
(1Q02 vs. 1Q01)

- Domestic oil related sales volume increased 28.5%
- Export sales volume totaled 138,705 metric tons during the quarter
- Operating profit as a percentage of sales was 21.3%

Results for the First Quarter of 2002

Operating profit reached Ps.311,217 during the first quarter of 2002 representing 21.3% of net sales. EBITDA in the first quarter of 2002 totaled Ps.409,980, which represented 28.0% of net sales.

During the first quarter of 2002 net sales were Ps.1,462,186, a decrease of 14.7% when compared to the same period of 2001. The decrease in net sales was mainly attributable to lower sales volume in the non-oil domestic market, which was affected by the continued slow pace of the North American economies during the period, as well as by lower sales at Tubos de Acero de Venezuela's (Tavsa) resulting from adverse economic and political conditions in that country, as well as management and labor problems at PDVSA's reflected in a reduction of 32.9% in Venezuela's rig count year over year. The decrease in net sales was also attributable to lower average selling prices in the domestic petroleum market due to a variation in the mix of products sold during this quarter and to the effect of a 5.3% increase in the value of the Mexican peso since March 31, 2001. These negative trends were partially offset by higher sales in the domestic petroleum pipe market. Net sales in dollar terms decreased by 4.9% in the first quarter of 2002 compared to the same period in 2001.

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Sales volume during the first quarter of 2002 reached 179,205 metric tons, from 191,868 metric tons in the same period of 2001 representing a decrease of 6.6%. This decrease was mainly due to a 44.6% decrease in Tavsa's sales volume and a 40.6% decrease in the non-oil domestic market sales volume, this result was partially offset by a 28.5% recovery in the domestic petroleum pipe market.

Domestic sales volume to oil-related customers totaled 18,633 metric tons in the first quarter of 2002, compared to 14,504 metric tons in the same period of 2001. This increase in sales was due to more stable operations at Pemex since the second half of 2001 – mainly in the Northern region of the country – related to the Strategic Gas Program. This activity occurred despite the delays in budget allocations which resulted in a slowdown of operations. Sales volume to non-oil related domestic customers decreased by 40.6%, totaling 9,681 metric tons in the first quarter of 2002, from 16,290 metric tons during the same period of 2001. The decrease was mainly due to a contraction of industrial production in the Mexican economy coupled with a slow recovery of the U.S. economy, affecting the automotive, mechanical and industrial sectors.

Export sales volume in the first quarter of 2002 totaled 138,705 metric tons remaining practically at the same level when compared to 142,062 metric tons achieved in the same period of 2001. This decrease was due to the reduced drilling activity in Latin America – mainly in Venezuela and Argentina – demonstrated by the 13.8% decrease in the average rig count for the first quarter of 2002 when compared to the same period of 2001. Sales volume improved in the Middle East, the United Kingdom, Kazakhstan, Ecuador, Algeria, Nigeria and China.

Tavsa's sales volume totaled 7,903 metric tons in the first quarter of 2002, representing a 44.6% decrease compared to 14,260 metric tons in the same period of 2001. This decrease is the result of adverse economic and political conditions in Venezuela that affected the oil sector, as well as the reduction in oil production mandated by OPEC.

Riga's sales volume during the first quarter of 2002 totaled 2,007 metric tons of welded pipe fittings. Sales volume of steel bars decreased to 2,276 metric tons during the first quarter of 2002, compared to 4,752 metric tons in the same period of 2001 since we reduced significantly our shipments of steel bars to AlgomaTubes.

Cost of products sold, expressed as a percentage of net sales was 59.8% in the first quarter of 2002, compared to 58.1% in the same period of 2001. This increase in cost was due to higher depreciation expenses which include, as Tavsa's plant and equipment modernization completed in 2001 began to be depreciated during this quarter. When compared to the fourth quarter of 2001, cost of products sold as a percentage of sales decreased from 62.0% to 59.8% in line with the first nine months of 2001.

Selling, general and administrative expenses in the first quarter of 2002, as a percentage of net sales, was 18.9%, compared to 17.3% in the same period of 2001. Selling expenses represented 11.3% in the first quarter of 2002 compared to 10.0% in the same period of 2001, mainly due to higher sales to markets with different selling conditions, principally Nigeria were products are sold mostly delivery



duty paid, as well as higher premium joint royalties and agent commissions in the Middle East. General and administrative expenses in the first quarter of 2002 remained stable at 7.5% of total sales, compared to 7.3% in the same period of 2001. In absolute terms, general and administrative expenses decreased 11.9% during the first quarter of 2002 compared to the same period of 2001.

Tamsa's comprehensive financing result during the first quarter of 2002 represented a cost of Ps.33,268, compared to a cost of Ps.17,972 in the same period of 2001. The main factor that contributed to this increase was the exchange related loss of Ps.42,404 resulting from the Venezuelan Bolivar devaluation as Tavsa's debt is denominated in US dollars, compared to an exchange related loss of Ps.1,230 during the same period of 2001. This increase was partially offset by lower net interest expenses in the first quarter of 2002 of Ps.10,915, compared to Ps.19,259 in the same period of 2001 and a monetary gain Ps.20,051 in the first quarter of 2002, compared to a monetary gain of Ps.2,517 in the same period of 2001.

During the first quarter of 2002, other income totaled Ps.3,958, compared to other expenses of Ps.1,109 in the same period of 2001. This increase stems from operations where Tamsa sells as a trader products from the other TenarisGroup companies.

Income tax, asset tax and profit sharing provisions totaled Ps.143,895 in the first quarter of 2002, compared to Ps.146,605 in the same period of 2001. This result reflects: (i) higher income tax that totaled Ps.193,413 compared to Ps.145,592 in the same period of 2001, (ii) higher profit sharing provisions of Ps.37,314 compared to Ps.33,102 in the same period of 2001; and (iii) lower tax benefits arising from tax loss carry forwards during the first quarter of 2002, that totaled Ps.384, compared to Ps.4,986 in the same period of 2001. A net deferred tax credit of Ps.86,953 was registered in the first quarter of 2002, compared to a credit of Ps.27,103 in the same period of 2001 that resulted from the application of Statement D-4 effective January 1, 2001.

During the first quarter of 2002, losses from associated companies equaled Ps.53,089, compared to a loss of Ps.15,428 during the same period of 2001. These losses were derived mainly from Tamsa's equity participation in Consorcio Siderurgia Amazonia's (Amazonia) through its subsidiary Tamsider LLC (Tamsider). See "Recent Developments" in this press release.

Tavsa's net loss for the first quarter of 2002 was Ps.30,758, compared to a net income of Ps.29,746 for the same period of 2001.

Net income during the first quarter of 2002 totaled Ps.84,923, compared to Ps.228,351 in the same period of 2001. This important decrease of 62.8% stems mainly from losses of associated companies and lower operating profit. Net income corresponding to majority shareholders during the first quarter of 2002 totaled Ps.94,150 compared to Ps.219,427 in the same period of 2001.

Tamsa's financial debt was Ps.1,503,462 (US$166.5 million) as of March 31, 2002, compared to Ps.1,356,634 (US$135.9 million) as of March 31, 2001. Notwithstanding the increase in debt, financial



debt net of cash as of March 31, 2002 decreased significantly to Ps.672,380 (US$74.5 million) in the first quarter of 2002, compared to Ps.1,062,006 (US$106.4 million) in the same period of 2001. The deferred tax liability as of March 31, 2002 equaled Ps.1,917,432.

Tamsa's interest coverage ratio was 37.6 to 1 at March 31, 2002, compared to 22.6 to 1 at March 31, 2001.

EBITDA in the first quarter of 2002 totaled Ps.409,980, compared to Ps.522,928 in the same period of 2001, representing a decrease of 21.6%, as a result of lower operating profit. As a percentage of total sales in the first quarter of 2002, EBITDA represented 28.0% of net sales, compared to the 30.5% achieved in the same period of 2001.

Net earnings per share during the first quarter of 2002 were Ps.0.25, compared to Ps.0.67 in the same period of 2001. Net earnings per ADR (one ADR = five shares) during the first quarter of 2002 were Ps.1.25.

During the first quarter of 2002, the Company produced 206,827 metric tons of steel, an increase of 1.9% compared to the 202,997 metric tons of steel produced in the same period of 2001. Tamsa produced 171,367 metric tons of finished pipes in the first quarter of 2002 compared to 185,923 metric tons of finished pipes manufactured in the same period of 2001, representing a decrease of 7.8%.

Other transactions

Tamsa entered into agreements with Citibank and JPMorgan Chase in March 2002 and April 2002 in order to reduce its exposure to above-market prices under its natural gas supply agreement with Pemex. Under its agreement with Pemex, Tamsa is required to purchase 296,600 million BTUs (British Thermal Units) per month of natural gas from January 1, 2001 until December 31, 2003 at a fixed price of US$4.00 per million BTUs. The economic effect of the agreements with Citibank and JPMorgan Chase is to permit Tamsa to purchase 320,000 million BTUs per month at market prices instead of at the US$4.00 per million BTU rate charged by Pemex, resulting in a more favorable price to Tamsa for natural gas so long as the market price remains below US$4.00. Under the agreements, Tamsa must continue to make its purchases of natural gas at market prices even if the market price rises above US$4.00 per million BTUs, thereby exposing Tamsa to a later risk of above-market prices. Also, under the agreements, Tamsa must continue to make purchases at the US$4.00 per million BTU rate if the market price of natural gas falls to U.S.$2.00 per million BTUs or lower (during the period from May 1, 2002 to February 28, 2003) or to U.S.$2.25 per million BTUs or lower (during the period from March 1, 2003 to December 31, 2003). In addition, under each of the agreements with Citibank and JPMorgan Chase, Tamsa is required to purchase 160,000 million BTUs of natural gas per month from January 1, 2004 to December 31, 2005 at a price of US$2.7 per million BTU.

Recent developments

As a result of Sidor's financial conditions resulting from the deterioration of the steel markets, to the viability of an ongoing business resulting from the social and economic conditions in Venezuela as well



as to the uncertainty of the renegotiations with its financial creditors; Amazonia and Sidor were unable to provide audited financial statements as of December 31, 2001. Therefore Tamsa's 2001 year-ended financial statements report of independent accountants included a qualification as to the fairness of the value of Tamsa's investment in Amazonia. As a result of this, Tamsider created a provision of Ps.186,939 mentioned in our previous press release. Tamsider equity investment and convertible debentures of Amazonia net of the provision equals Ps.130,120 as of March 31, 2002 from Ps.569,773 as of March 31, 2001. Amazonia and Sidor are in the process of obtaining their audited financial statements and if there are significant changes related to Tamsa's investments in Amazonia they will be immediately announced. Tamsider is the holder of Amazonia's shares and convertible debentures as its only assets, and has a direct investment of 14.1% in Amazonia. As of March 31, 2002 Tamsider had an additional exposure to Sidor in the amount of US$93.8 million in guarantees for payment of Sidor's indebtedness to the Fondo de Inversiones de Venezuela. In addition, Tamsa's share for its share of a performance bond for certain of Amazonia's contractual obligations under the Sidor purchase agreement is US$9.4 million since January 21, 2002. This contractual obligation expires on January 2003.

The note included in the Report of Independent Accountants for the financial statements ended December 31, 2001, related to the qualification previously mentioned, is as follows:

We were unable to satisfy ourselves as to the fairness of the value of the investment in the foreign associated company Consorcio Siderurgia Amazonia, Ltd. (Amazonia) at December 31, 2001 (described in note 11 to the consolidated financial statements), and as to the recoverability of the convertible debentures that Amazonia had issued to Tamsa amounting to Ps.185.5 million at that date, since at the date of this report the Company had not received audited financial statements of Amazonia. Additionally, in view of the circumstances described in said note, there was uncertainty as to the recoverability of this investment, and its value could be significantly reduced.

Some of the statements contained in this press release are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended. Forward-looking statements are based on management's current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil prices and their impact on investment programs by oil companies.



Tubos de Acero de Mexico, S.A. and Subsidiaries

Sales Volume
(Metric tons)

| | Three months ended March 31, | | |
	2002	2001	% Change
Petroleum pipes	18,633	14,504	28.5%
Non-oil related domestic customers	9,681	16,290	-40.6%
Exports	138,705	142,062	-2.4%
Tavsa	7,903	14,260	-44.6%
Riga	2,007	–	–
Steel and others	2,276	4,752	-52.1%
Total sales volume	179,205	191,868	-6.6%



Tubos de Acero de Mexico, S.A. and Subsidiaries
Consolidated Statements of Earnings
Three months ended March 31, 2002 and 2001
Presented in thousands of Mexican pesos, except per share data, with purchasing power as of March 31, 2002

		2002		2001
Net sales	Ps.	1,462,186	Ps.	1,713,266
Cost of products sold		(874,943)		(995,524)
Selling, general and administrative expenses		(276,026)		(297,184)
Operating profit		311,217		420,558
Comprehensive financing result		(33,268)		(17,972)
Other (expenses) income – net		3,958		(1,109)
Income before taxes, employees' statutory profit sharing and equity in associated companies		281,907		401,477
Income tax, asset tax and employees' statutory profit sharing		(143,895)		(146,605)
Income before equity in associated companies		138,012		254,872
Equity in loss of associated companies		(53,089)		(15,428)
Income before the following item		84,923		239,444
Net effect at the beginning of the year from change in accounting principle		–		(11,093)
Net income of the period	Ps.	84,923	Ps.	228,351
Net income corresponding to majority shareholders	Ps.	94,150	Ps.	219,427
Minority interest in (loss) income of consolidated subsidiary		(9,227)		8,924
Net income of the period	Ps.	84,923	Ps.	228,351
Income per share before the following item	Ps.	0.25	Ps.	0.70
Net effect at the beginning of the year from change in accounting principle		–		(0.03)
Income per share	Ps.	0.25	Ps.	0.67



Tubos de Acero de Mexico, S.A. and Subsidiaries
Consolidated Statements of Financial Position
March 31, 2002 and 2001
Presented in thousands of Mexican pesos with purchasing power as of March 31, 2002

		2002		2001
ASSETS				
Current assets:				
Cash and cash equivalents	Ps.	831,082	Ps.	294,628
Accounts and notes receivable		1,796,487		2,174,203
Inventories		1,266,563		1,392,403
Prepaid expenses and recoverable taxes		86,586		72,150
Total current assets		3,980,718		3,933,384
Non-current assets:				
Investments in associated companies		475,490		933,857
Property, plant and equipment – net		7,385,583		7,552,796
Other assets		72,594		–
Total non-current assets		7,933,667		8,486,653
TOTAL ASSETS	Ps.	11,914,385	Ps.	12,420,037
LIABILITIES & SHAREHOLDERS' EQUITY				
Current liabilities:				
Notes payable to financial institutions, including current portion of long term debt	Ps.	284,439	Ps.	358,375
Trade accounts and notes payable		631,903		762,177
Other accounts payable and accrued expenses		463,171		224,234
Total current liabilities		1,379,513		1,344,786
Non-current liabilities:				
Long-term debt		1,219,023		998,259
Other liabilities		177,987		154,560
Deferred income tax		1,917,432		2,211,235
Total non-current liabilities		3,314,442		3,364,054
TOTAL LIABILITIES		4,693,955		4,708,840
Shareholders' equity:				
Capital stock		10,256,705		10,256,705
Additional paid-in capital		6,707,367		6,707,367
Retained earnings		15,458,409		15,364,045
Cumulative deferred income		(2,291,973)		(2,291,973)
Cumulative translation adjustment		(822,866)		(724,277)
loss from holding non-monetary assets		(22,101,335)		(21,639,233)
Equity of majority shareholders		7,206,307		7,672,634
Minority interest in consolidated subsidiary		14,123		38,563
Total shareholders' equity		7,220,430		7,711,197
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	Ps.	11,914,385	Ps.	12,420,037



Tubos de Acero de Mexico, S.A. and Subsidiaries
Consolidated Statements of Changes In Financial Position
Three months ended March 31, 2002 and 2001
Presented in thousands of Mexican pesos with purchasing power as of March 31, 2002

	2002	2001
Resources provided by operations		
Net income	Ps.84,923	Ps.228,351
Adjustments to reconcile net income to resources provided by operating activities:		
Depreciation and other	103,600	105,899
Deferred income tax	(86,953)	(27,102)
Equity in loss of associated companies	53,089	15,428
Exchange (gain) loss which did not generate/ required resources	(11,022)	4,522
Increase in accounts receivable, notes receivable, prepaid expenses and recoverable taxes	(154,992)	(1,360)
Decrease in inventories	180,178	8,548
Increase (decrease) in trade accounts and other accounts payable and accrued expenses	132,149	(257,828)
Total adjustments	216,049	(151,893)
Resources provided by operations before the following items	300,972	76,458
Resources used in investing activities:		
Increase in interest in subsidiaries and associated companies	–	6,417
Purchases of property, plant and equipment – Net	(34,426)	(116,225)
Resources used in investing activities	(34,426)	(109,808)
Resources provided by financing activities:		
Increase in short-term notes payable to banks	–	9,983
Resources provided by financing activities	–	9,983
Net increase (decrease) in cash	266,546	(23,367)
Cash at beginning of period	564,536	317,995
Cash at end of period	Ps.831,082	Ps.294,628

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